

Mail Stop 3720

April 21, 2010

Via U.S. Mail

Mr. Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.
2511 Corporate Way
Palmetto, Florida 34221

> **RE: Teltronics, Inc.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 24, 2010**
>
> **File No. 000-17893**

Dear Mr. Cameron:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition, page 11

1. Your "General Overview" section is a summary of your company's business and does not provide any of management's analysis of the company's current and future operations and financial condition. We also note that your discussion of "Results of Operations" does not explain why changes occurred in your various financial metrics. For example, you disclose that your significant increase in sales in 2009 was attributed to sales in the U.S. but does not describe the nature of these sales (new customers versus increased sales to existing customers?) In contrast, we note that management has provided insight into the company's past and present operations in press releases. Please revise both sections to provide the required analysis of your financial results.

2. We note your disclosure under "Liquidity" that your Series B Preferred Stock holders are entitled to elect a majority of your Board of Directors if you are in arrears on four quarterly dividend payments. We also note that as of December 31, 2009 the dividend was in arrears for three payments. Discuss the likelihood that you will be in arrears on four quarterly dividend payments and the likely effect a potential change in control could have on your operations. We also note that you have deferred payment of dividends on your Series C Preferred Stock until April 2011. Discuss the steps you are planning to take to pay these future obligations when due.

Part III
Item 10. Directors and Executive Officers of the Registrant, page 41

3. Please revise to comply with Item 401(e)(1) of Regulation S-K. Your disclosure lists the professional background of each of your directors. The new requirements of Item 401(e)(1) require a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

4. We note your disclosure that you Directors will serve until the annual meeting of stockholders or until their successors are elected and qualified. However, it does not appear that the company has held an annual meeting since 2006. Please advise how this is consistent with Delaware law and your Bylaws, and disclose the date of your next annual meeting.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Zitko, at (202) 551-3399 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director